Exhibit 99.1

Company	DoubleDown Interactive Co., Ltd.	Team Contact	IR team ir@doubledown.com

Date of Release	August 31, 2021	Date of Handling	Immediate handling

DoubleDown Interactive Announces Pricing of Initial Public Offering

NEWS PROVIDED BY DoubleDown Interactive Co., Ltd. August 31, 2021, 7:00 am ET

Seattle, August 31, 2021 /DoubleDown/ — DoubleDown Interactive Co., Ltd. (“DoubleDown”, or the “Company”), a leading developer and publisher of digital social casino games, today announced the pricing of its initial public offering of 6,316,000 American Depositary Shares (the “ADSs”), each ADS representing 0.05 common share at a price of $18.00 per ADS, for gross proceeds of $113.7 million. The number of ADSs offered and to be sold by the Company is 5,263,000, and the number of ADSs offered and to be sold by a selling shareholder is 1,053,000. The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 947,400 ADSs at the initial public offering price. The ADSs are expected to begin trading on The NASDAQ Global Select Market (“NASDAQ”) on August 31, 2021 under the ticker symbol “DDI,” and the offering is expected to close on September 2, 2021, subject to customary closing conditions. The net proceeds to the Company from the sale of the ADSs will be approximately $86.5 million, after deducting underwriters discounts and commissions and estimated offering expenses. DoubleDown will not receive any proceeds from the sale of ADSs by the selling shareholder.

B. Riley Securities is acting as the sole bookrunner for the offering. CBRE and Northland Capital Markets are acting as co-managers for the offering.

A registration statement on Form F-1 relating to this offering was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2021. The offering will be made only by means of a prospectus contained in the Company’s registration statement, as amended. Copies of the preliminary prospectus relating to this offering may be obtained from B. Riley Securities, Inc., 1300 17th Street North, Suite 1300, Arlington, VA 22209, by telephone at 1-703-312-9580 or by email at prospectuses@brileyfin.com.

No action has been taken in any jurisdiction, other than the United States and the Republic of Korea, for the registration of the securities of the Company in connection with any offer to sell or the solicitation of an offer to buy any securities of the Company.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s registration statement on Form F-1, as amended, and annual report on Form 20-F and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 408-7545

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach, Jeff Grampp

Gateway Group

1-949-574-3860

DDI@gatewayir.com